Issued by: BHP Billiton plc

To: ASX
New Zealand Stock Exchange
New York Stock Exchange
Swiss Stock Exchange
Deutsche Bank
UBS Zurich

Date: 17 October 2002

MOODY'S UPGRADES BHP BILLITON'S RATINGS

The following announcement was made on 16th October 2002 by Moody's Investors Service:

"MOODY'S UPGRADES BHP BILLITON'S RATINGS (SENIOR UNSECURED TO A2;

SHORT-TERM TO P-1); OUTLOOK STABLE

Approximately $4.8 Billion of Debt Securities Affected.

Moody's Investors Service today upgraded the senior unsecured rating and short-term rating of BHP Billiton's (BHPB) guaranteed subsidiaries to A2 (from A3) and P-1 (from P-2) respectively. Moody's also upgraded the preferred stock rating of BHP Operations Inc to A3 from Baa1. The rating outlook is stable. Moody's says the rating upgrade reflects BHPB management's successful effort in combining the group's operations, following the dual listed company merger which was implemented in June 2001. The rating upgrade also recognises BHPB's well diversified asset portfolio which cushions the group against the current weakness in certain commodity prices. In addition the upgrade recognises management's focus on maintaining a disciplined financial policy and capital investment framework. At the same time, the A2/P-1 rating reflects BHPB's large capital expenditure program over the medium term related to the development of its growth projects, and the impact on earnings and cash flow of the continued price weaknesses of some of BHPB's commodities. This concludes the review for possible upgrade commenced on August 24, 2002.

Moody's notes that BHPB management has made considerable progress over the past 15 months in ensuring a smooth transitioning for the merged group, including combining the operations of the former companies with little disruption, developing and implementing the strategic framework for the merged group, and implementing a strong governance framework for capital investment decisions. In addition, BHPB's senior management has maintained its focus on cost management initiatives, including merger-related savings of $270m by 2002-03 fiscal year and targeting an additional $500m of additional cost savings by 2004-05 fiscal year. These initiatives, combined with management commitment to maintaining a prudent financial strategy, provide support for the A2/P-1 ratings.

The rating also recognises the credit strength associated with BHPB having well diversified and high quality commodity assets that enjoy globally competitive cost positions. This strength will continue to mitigate against weakness in commodity prices. Reflecting this strength, BHPB produced relatively robust operating cash flow over 2001-02 despite the difficulties encountered in certain commodities. Moody's believes that the near term outlook for certain commodities, such as copper and aluminium, will remain weak pending a meaningful up-turn in global economic growth but that BHPB is well positioned at the A2 rating level to withstand such challenges.

Moody's notes that BHPB's forecast revenue growth will come from an extensive pipeline of projects currently planned or under development mainly relating to petroleum, aluminium and carbon steel materials. These projects will require a large amount of capital expenditure and involve a degree of execution risk associated with bringing them on stream to deliver the forecast returns. Nevertheless, Moody's believes that BHPB maintains a disciplined capital investment framework that represents marked improvement from the old practices adopted by the group. The strengthened capital investment framework should mitigate against execution risk.

Moody's expects some weakening in credit protection measures in 2003 and 2004 fiscal years due to additional debt required to partially fund the planned capital expenditure. That said, Moody's anticipates a strong recovery in measures of creditworthiness by 2005, as the new projects come on stream. As a result Moody's expects that BHPB should be able to maintain solid debt coverage measures over the next 3-5 years, including retained-cash-flow-to-gross-debt ratio in the 35%-45% range, even under conservative commodity price scenarios assumed by Moody's.

BHPB displays a solid liquidity profile that is highlighted by its strong cash flow generating capacity and reasonably high levels of balance sheet liquidity. In addition, BHPB maintains an appropriate level of financial flexibility to cover any potential shortfall in free cash flow over the next 12-24 months, including access to a committed revolving facility, and management's demonstrated ability to manage its capital expenditure.

The ratings upgraded are:

BHP Billiton Finance Ltd. (guaranteed) - senior unsecured rating of A2 (from A3); short term rating of P-1 (from P-2)

BHP Billiton Finance (USA) Ltd. (guaranteed) - senior unsecured rating of A2 (from A3)

BHP Billiton Finance BV (guaranteed) - senior unsecured rating of A2 (from A3)

BHP Copper Inc. (guaranteed) - senior unsecured rating of A2 (from A3)

BHP Operations Inc - Preferred stock rating of A3 (from Baa1)

BHP Billiton is one of the world's largest natural resource companies, with diversified operations including petroleum, iron ore, alumina/aluminium, energy and metallurgical coal, and base metals. Headquartered in Melbourne, Australia, BHP Billiton generated consolidated turnover of US$15.9 billion (excluding joint ventures) for the 12 months ending 30 June 2002."
Australia Andrew Nairn, Investor Relations Tel: + 61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia